May 8, 2014

United States Securities and Exchange Commission
Washington, D.C. 20549

Attn:  Mara L. Ransom, Assistant Director

Re:  Hotel Outsource Management International, Inc.
        Preliminary Information Statement on Schedule 14C
        Filed April 9, 2014
        File No. 000-50306

Dear Ms. Ransom:

We are in receipt of your letter dated April 23, 2014, and would like to responds as follows:

General

1.
We have included disclosure required by Item 14A of Schedule A for the registrant; however, we have not included information required by Item 14(b)(8)-(11) for the acquirer since it is two individuals who will be acquiring the assets and liabilities of HOMI, and not an entity.  Further, Rule 14b(8) requires information required by Item 301 of Regulation S-K, but Item 301 of Regulation S-K states that a registrant qualifying as a “smaller reporting company” is not required to provide the information required by this item.  As a result, we have not included information required by Item 301 of Regulation S-K.

With regard to Item 14(c), “Information about the Parties to The Transaction,” there is no acquiring company, and we believe that (2) does not apply to HOMI since Form S-4 Part C requires information for acquired companies “whose securities are being acquired” and no securities of HOMI are being acquired in this transaction.

2.	We have added disclosure about the independent appraisal and have attached it as an exhibit.

3.
We have revised disclosure to clarify the total amount of debt as of December 31, 2013.  Here is a summary: (i) there is debt of Hotel Outsource Management International, Inc. (the parent company) of approximately $900,000; (ii) two of the Company’s subsidiaries, HOMI Israel Ltd. and HOMI USA have collective debt of approximately $400,000. These two subsidiaries will become subsidiaries of HOMI Industries Ltd. as part of this transaction; and (iii) HOMI Industries has debt of approximately $2,800,000.

4.
We have revised disclosure to clarify that of the $900,000 of debt of HOMI, $800,000 is owed to Mr. Cohen and Mr. Elkrief.  The independent appraisal is being attached as an exhibit.  There is no independent assessment of the assets; the entire company, including assets and liabilities were valuated collectively in this report.

5.	The agreement between the company and Mr. Cohen and Mr. Elkrief is attached as Appendix A.

The company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to discourse in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Very truly yours,

Daniel Cohen, President
Hotel Outsource Management International, Inc.